October 17, 2006

Stephen G. Shank
Chairman and Chief Executive Officer
Capella Education Company
225 South 6th Street, 9th Floor
Minneapolis, MN 55402

> **Re: Capella Education Company**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 10, 2006**
> **Registration No. 333-124119**

Dear Mr. Shank:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Throughout the prospectus, including in the summary, please revise to disclose the business purpose of the special dividend that will be paid to current shareholders from the proceeds received in the proposed offering. In connection with this we note that 65 percent of outstanding shares are held by executive officers and directors of the company.

2.   Throughout the prospectus, including in the summary, please quantify the aggregate cash that will be paid to each director and executive officer by way of the special dividend.

Prospectus Summary

Our Operating Strategy, page 3

3.   Please disclose here and in the Business section that since you will not receive any proceeds from the proposed offering, each of these strategies will be pursued using existing cash or future cash flows from operations.

Risks Affecting Us, page 3

4.   Please include a bullet point that briefly addresses the OIG audit discussed on pages 12-13 of the prospectus.

The Offering, page 5

5.   Please disclose here and in all other relevant portions of the prospectus the amount of the proposed special dividend on a per share basis.

Risk Factors

The Office of Inspector General of the U.S. Department of Education has…, page 12

6.   Please briefly discuss the possible sanctions, as disclosed on page 82, that may result if the company is found to have failed to comply with the regulatory standards governing Title IV programs. In addition, we note from page 82 that you have determined that the aggregate amount of funds not returned to learners that withdrew without providing official notification was approximately $500,000. Please disclose this in the text of the risk factor and clarify whether the company will be required to return these payments.

We do not expect to retain proceeds from this offering after payment…, page 30

7.   As part of this risk factor please make clear that in order to achieve the objectives included in the prospectus, the company will be unable to use any proceeds from this offering and will be forced to rely on cash on hand or future cash flows from operations.

You will suffer immediate and substantial dilution, page 30

8.   Please quantify the impact on dilution to new investors as a result of the special dividend to current shareholders.

Financial Statements

Note 17 – Subsequent Event, page F-26

9.   Please advise us how you have complied with SAB Topic 1.B.3 as it relates to your special dividend. In addition, provide clarifying disclosure regarding the related parties that will benefit from this special dividend.

10.   Tell us what consideration was given to disclosing your possible exposure to refunding Title IV funds for instances of noncompliance noted in your OIG audit.

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As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittenden at 202-551-3472 or Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Michael Coddington, Esq. (*via facsimile)*